Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is an open letter made available by Rory Read, Chief Integration Officer of Dell Inc., to all Dell global team members.

Latest on Dell | EMC Combination

Highlights

•       Continued strong execution of transaction process

•       The transaction is on schedule under the original timetable and the original terms

•       Initial proxy statement filed in December, updated on February 12th

•       Expect EMC shareholder vote this Spring

To: <<All Dell Global Team Members>>

The last few weeks have seen a great deal of progress and momentum in Dell’s plans to combine with EMC.

Our intent is to share with you important information regarding the transaction. I want to acknowledge there are some details we will not be able to share prior to the close of the transaction as we remain separate companies until that time. This is a business reality in any transaction that involves regulatory review and approval. That said, we are making significant progress across all workstreams and we have many interesting updates to share today and in the future.

Transaction Milestones

We filed the preliminary S-4 registration statement (proxy statement) for the proposed merger with the U.S. Securities and Exchange Commission (SEC) in December. We have received and are working to address the initial feedback, which is a normal and expected part of the process. Dell and EMC submitted an updated version on Friday, Feb. 12. We expect to complete the SEC review process in time to hold the EMC shareholder meeting to vote on the proposed combination in the spring, which is consistent with our original timeline.

We are also pursuing regulatory approvals in a dozen-plus countries in parallel with our efforts in the United States and European Union. Our Legal and Government Affairs teams are working through all the required regulatory review cycles in the applicable countries.

I want to address some of the chatter over the past few weeks about possible financing headwinds with the transaction. I can assure you any suggestions our debt financing is in jeopardy are off-target and do not reflect our financing terms and the progress of our financing to date. The debt financing is fully-committed and is being underwritten by many of the leading global banks. The process of syndicating and placing the debt for a transaction of this nature frequently encompasses a time period of several months from start to finish. That process currently is underway and remains on track, as planned. We anticipate closing the transaction sometime in the May – October timeframe, as originally communicated, subject to achieving customary closing conditions.

Business Milestones

During the month of January both EMC and VMware announced their fiscal year-end 2015 financial results. EMC reported 2015 revenue of $24.7 billion, up 1% year over year, 62.4% gross margins, and $5.4B in operating cash flow. VMware reported 2015 revenue of $6.6 billion, up 10% year over year, 31.8% operating margins, and $1.9B in operating cash flow. These were solid results that show both EMC and VMware continue to focus on their customers and their needs, just as we are doing at Dell.

Integration Updates

A key part of planning to bring together the two organizations is developing a shared understanding of each entity, their cultures, values and what strengths each bring to the table. We have honored these characteristics throughout the planning process. Howard Elias and I have seen great progress on our short and long-term integration plans and we look forward to sharing more in the coming months as we close key decisions

Culture Survey

Finally, this week we will field a survey to ~20% of our global employee base to ask opinions of the Dell | EMC combination. Participants will be selected at random and surveys sill start to arrive in your Inboxes later this week. This is the first of several quarterly surveys we plan to send out. The survey takes approximately 10 minutes to complete and is intended to help us better understand:

•	How well we’ve articulated the reason for joining our two companies

•	How satisfied you are with the level of communication about the integration

•	How confident you are that the deal will yield positive results

Should you receive an invitation, please take a few minutes to complete the survey by Friday, February 19th. Responses will be confidential and anonymous and will be reviewed in aggregate only.

I’ll send another update in March, and one every month thereafter, to keep you updated on progress planning the combination of these two great companies.

People always ask me what they can do to help with the integration. The number one thing each of us can do is to focus on our customers and current business at hand. We must deliver on our current business commitments and continue helping our customers solve their problems and win. This is something you can directly control and it is the most important thing we all can all do. Stay focused.

Thank you for all of your support!

Rory

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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